SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Inspira Technologies Oxy B.H.N. Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M53637100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M53637100	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Dagi Ben-Noon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,304,398(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,304,398(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,398(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.33%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 326,739 ordinary shares, (ii) 894,930 ordinary shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 ordinary shares issuable upon the exercise of options within 60 days of December 31, 2023 and (iv) 25,570 ordinary shares issuable upon the vesting of issued and outstanding restricted stock units within 60 days of December 31, 2023.
(2)	Based on15,652,178 outstanding shares of issuer’s ordinary shares.

CUSIP No. M53637100	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Inspira Technologies Oxy B.H.N. Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Ha-Tidhar St. Ra’anana, 4366504 Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Dagi Ben-Noon.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Persons is:

c/o Inspira Technologies Oxy B.H.N. Ltd. 2 Ha-Tidhar St. Ra’anana, 4366504 Israel

Item 2(c).	Citizenship:

Dagi Ben-Noon is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

M53637100

CUSIP No. M53637100	13G/A	Page 4 of 6 Pages

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. M53637100	13G/A	Page 5 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,304,398(1) ordinary shares

(b)	Percent of class:

8.33%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,304,398(1) ordinary shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,304,398(1) ordinary shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(1)	Consists of (i) 326,739 ordinary shares, (ii) 894,930 ordinary shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 ordinary shares issuable upon the exercise of options within 60 days of December 31, 2023 and (iv) 25,570 ordinary shares issuable upon the vesting of issued and outstanding restricted stock units within 60 days of December 31, 2023.
(2)	Based on 15,652,178 outstanding shares of issuer’s ordinary shares.

CUSIP No. M53637100	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024 (Date)

/s/ Dagi Ben-Noon
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).